Ultra Petroleum Corp. has requested confidential treatment for the redacted portion of this letter and its attachments under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter and the attachments to its examiner at the Division of Corporation Finance.

June 5, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. H. Roger Schwall, Assistant Director

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Comment Letter Dated April 8, 2015
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated April 8, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to our form 10-K referenced above (the “Form 10-K”). In this letter, we reproduce the Staff’s comments in italics typeface, and make our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 16 – Disclosure about Oil and Gas Producing Activities (Unaudited), page 89

1.	We note that the first paragraph of your response to prior comment one states that changes to the proved undeveloped reserves in your year-end 2013 reserve report were due to your decision to delay drilling of five acre spacing locations. Please explain to us the reasons for this decision, with contrast to the reasons for initially booking reserves associated with such locations, and identify the dates of all relevant intervening events.

Letter to SEC Division of Corporate Finance June 5, 2015 Page 2 of 5

Response:	<REDACTED>[1]

2.	Please explain the details of the “other drill schedule adjustments” that are mentioned in the first paragraph of your response to prior comment one.

Response:	In our response to comment one in the Staff’s December 12, 2014 letter, we indicated 207,994 MMcfe of the proved reserves we transferred out in connection with preparing our year-end 2013 reserve report were <REDACTED>.[2] As we prepared our response to this comment two, we discovered that several of the subject locations were located in Pennsylvania. Accordingly, as an initial matter in this response we note for the Staff that our response to prior comment one should have indicated that the 207,994 MMcfe we transferred out were <REDACTED>.[3]

With respect to the requested details of the “other drill schedule adjustments” referenced, Schedule 1 attached to this letter categorizes the subject locations with a description of the reasons the locations were transferred out of the PUD category.

3.	We understand from your response to prior comment three, that you have a practice of claiming proved undeveloped (PUD) reserves for locations you schedule to drill within five years of a reserve declaration date, without regard to the length of time that may have passed since you first booked the reserves, and have thereby accommodated delays that have extended the period during which reserves are claimed for particular locations beyond five years. We previously noted the requirement, under Rule 4-10(a)(31)(ii) of Regulation S-X, that you must have adopted a development plan which indicates the [booked PUD] locations are scheduled to be drilled within five years, prior to claiming PUD reserves unless specific circumstances justify a longer time.

Question 131.03 of our Compliance and Disclosure Interpretations” specifically states that “if a company has changed its development plan several times without taking significant steps to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate” and “shifting resources to develop properties with higher priority” does not justify a longer development time.

[1]	Rule 83 Confidential Treatment Request made by Ultra Petroleum; Request #1
[2]	Rule 83 Confidential Treatment Request made by Ultra Petroleum; Request #2
[3]	Rule 83 Confidential Treatment Request made by Ultra Petroleum; Request #3

Letter to SEC Division of Corporate Finance June 5, 2015 Page 3 of 5

It appears that in the last five years (2010-2014), the cumulative conversion of your PUD reserves is about 63% of the PUD reserves available for drilling at the beginning of this period and 56% of the PUD reserves at the end. It also appears that in the last three years (2012-2014), the cumulative conversion is about 38% of the PUD reserves available at the beginning of the years and 35% of the PUD reserves available at the end of the years. Therefore, it does not appear that your conversion rates have been sufficient to fulfill the five year development plan’s drilling schedule if continued at similar levels. We also do not see adequate rationale for claiming reserves for locations for which drilling has been postponed beyond five years from the original date of declaration.

Given these outcomes and the requirements and guidelines cited above, please explain the reasons that you believe your PUD reserves have reasonable certainty of economic recovery (and subsequent monetization), if this is your view.

Response:	We do not have a practice of booking PUDs that are more than five years old, and we did not intend to give Staff the impression we have that practice. Instead, our response to prior comment three was intended to explain to the Staff that since 2012 our practice for booking PUD reserves is to only book PUD reserves that are less than five years old (measured from the date of booking) and to transfer out of our PUD reserves any undrilled locations that are more than five years old (measured from the date of booking). For clarity, please note and be assured that we do not plan to book any future PUD reserves based on the “as of” date methodology referenced in our response to prior comment three.

Also, our PUD reserves do have reasonable certainty of economic recovery as required by the SEC for booking proved undeveloped reserves. Consistent with the process detailed in our October 17, 2014 letter, our Reserves Management Group invokes numerous internal controls and processes to ensure our proved reserve estimates comply with Rule 4-10(a)(31) of Regulation S-X. Our reserve report is independently prepared by Netherland, Sewell and Associates, Inc. (“NSAI”). Each year when it prepares our PUD reserves, NSAI separately evaluates each of our undrilled locations for reserve categorization based on our development plan and rig schedules. Our development plan is further subject to internal controls, including a comparison of future development costs to historical expenditures as well as our future development plan and financial capabilities and an evaluation of the estimated profitability of each location at the time the report is prepared.

4.	We note that you re-categorized 2,311 BCFE, 667 BCFE and 234 BCFE from the PUD reserves estimate to “unproven” in 2012, 2013 and 2014, respectively. Please explain the circumstances and details of your rationale for these changes.

Letter to SEC Division of Corporate Finance June 5, 2015 Page 4 of 5

Response:	All of the reserves we transferred out of the PUD category in preparing our year-end 2012 reserve report were transferred out due to the low natural gas price that SEC rules required us to use in the reserve report. Some of the locations we transferred out were uneconomic at the year-end 2012 SEC gas price, and some of the locations were transferred out because, at the year-end 2012 SEC gas price, there was less capital available for developing PUD locations during the five-year PUD period.

With respect to our year-end 2013 reserve report, the reserves we transferred out resulted from: <REDACTED>4 (please see our response to comment one in this letter for more information); <REDACTED>5 (see our response to comment two in our 2/13/2015 letter for more information); and the other drill schedule adjustments we made in connection with preparing that reserve report (please see our response to comment two in this letter for more information).

With respect to our year-end 2014 report, we transferred out PUD reserves because we acquired additional acreage in Pinedale Field during 2014 and we adjusted our drilling schedule to reflect the new opportunities this acquisition provided for us. As a result, some of the PUD locations we had booked before the acquisition are now scheduled to occur outside the five-year window for booking proved reserves. None of these transfers out were due to any modification of our view of the technical criteria (e.g., geology, reservoir quality) associated with the locations that were transferred out; all the transfers out were due to the five-year rule.

5.	We have further reviewed information in the Schedule 3 submitted in response to comment two of our letter dated September 19, 2014, and require further clarification. Please clarify the extent to which the year-one actual PUD conversions depicted were of the particular PUD locations scheduled to be drilled in the first year following the reserve declarations, and the extent to which these figures included PUD locations that had been scheduled for drilling in other years, but for which drilling had been advanced.

Please also augment the information in your schedule to include comparable details for the number of PUD locations scheduled to be drilled in 2014 by your 2013 reserve report, and the number of these PUD locations that were actually drilled. Please explain all material deviations of actual to previously scheduled drilling for all periods.

[4]	Rule 83 Confidential Treatment Request made by Ultra Petroleum; Request #4
[5]	Rule 83 Confidential Treatment Request made by Ultra Petroleum; Request #5

Letter to SEC Division of Corporate Finance June 5, 2015 Page 5 of 5

Response:	With respect to our year-end 2010 reserve report, we scheduled 208 PUD locations for drilling during 2011 (the first year of the five-year period for that report). During 2011, we converted 159 total PUD locations, including 119 PUD locations scheduled for drilling during 2011 and 40 PUD locations that were scheduled for drilling in other years but for which drilling was advanced. With respect to our year-end 2011 reserve report, we scheduled 238 PUD locations for drilling during 2012 (the first year of the five-year period for that report). During 2012, we converted 144 total PUD locations, including 111 PUD locations scheduled for drilling during 2012 and 33 PUD locations that were scheduled for drilling in other years but for which drilling was advanced. With respect to our year-end 2012 reserve report, we scheduled 73 PUD locations for drilling during 2013 (the first year of the five-year period for that report). During 2013, we converted 62 total PUD locations, all of which were scheduled for drilling during 2013. During 2013, we did not convert any PUD locations that were scheduled for drilling in other years but for which drilling was advanced. With respect to our year-end 2013 reserve report, we scheduled 161 PUD locations for drilling during 2014 (the first year of the five-year period for that report). During 2014, we converted 147 total PUD locations, including 108 PUD locations scheduled for drilling during 2014 and 39 PUD locations that were scheduled for drilling in other years but for which drilling was advanced.

Of the PUD locations for which drilling was advanced, the principal reason was the drilling of substitute wells in Pinedale that had these characteristics: (1) drilled to a bottom hole location that was a PUD location; (2) scheduled to be drilled in years two through five of the applicable report; and (3) located nearby or adjacent to the applicable PUD location that was scheduled to be drilled in year one of the applicable report.

*          *          *

Should you have any questions concerning this response, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary

Ultra Petroleum Corp. requested confidential treatment under Rule 83 for certain items in this schedule. A redacted version of this schedule was filed via EDGAR. This following is an unredacted version of the schedule which is being provided to the Company’s SEC examiner confidentially.

SCHEDULE 1

State	Field	Location Count	YE 12 Reserves (Bcfe)	Explanation of Transfer to PROB
XX	XX	27	XX	Locations no longer in five-year plan as of YE13
XX	XX	64	XX	Change in development plan as of YE13; prioritized Pinedale drilling program
XX	XX	8	XX	Drilled substitute locations; we expect to convert four of these locations by YE 2015
XX	XX	2	XX	Inadvertently demoted to PROB; both locations were converted in 2014.

SCHEDULE 2

	PUD Locations Planned for Conversion in Year 1	Total PUD Locations Converted in Year 1	PUD Locations Converted in Year 1 and Scheduled for Year 1	PUD Locations Converted in Year 1 but Scheduled for Drilling in Other Years
YE10	208	159	119	40
YE11	238	144	111	33
YE12	73	62	62	0
YE13	161	147	108	39